FEDERATED HERMES PROJECT AND TRADE FINANCE TENDER FUND

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

March 10, 2023

EDGAR Operations Branch
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

RE:	FEDERATED HERMES PROJECT AND TRADE FINANCE TENDER FUND (the “Registrant”)

1933 Act File No. 333-231065
1940 Act File No. 811-23174

Dear Sir or Madam:

In accordance with Rule 477 under the Securities Act of 1933, on behalf of the Registrant, I hereby submit this application for withdrawal of the Registrant’s Amendment to its Registration Statement filed pursuant to Rule 486BXT under the Securities Act of 1933 on Form N-2 on March 9, 2023, under Accession Number 0001623632-23-000392 (the “Amendment Delay”), the automatic effective date of which is April 6, 2023. This Amendment Delay relates to the Registrant’s pending Rule 486(a) Registration Statement (the “Amended Registration Statement”) filed on July 29, 2022 under Accession Number 0001623632-22-000944.

The Amended Registration Statement proposed the addition of a new share class (i.e., Service Shares), to the Registrant and the re-designation of the Registrant’s existing class of shares, which are currently designated as Common Shares, as “Institutional Shares” in connection with the implementation of the Registrant’s new multi-class structure.

The Registrant is making this application for withdrawal of the Amendment Delay because Federated Investment Management Company, the investment adviser to the Registrant, has determined not to proceed at this time with the changes contemplated by the Amended Registration Statement but may refile an amended registration in the future to pursue the addition of a new share class.

It is our opinion that the withdrawal of the Amendment Delay would be consistent with the public interest and the protection of investors. No filing fee was required or paid in connection with the filing of the Amendment Delay.

We, therefore, respectfully request, pursuant to Rule 477 of the Securities Act of 1933, the Securities and Exchange Commission to withdraw the above-referenced Amendment Delay.

If you have any questions regarding this application for withdrawal, please contact Mark Thompson at (412) 288-4429 or Mark.Thompson@FederatedHermes.com.

Very truly yours,

/s/ George F. Magera
George F. Magera
Assistant Secretary